Announcement regarding the Company annual general meeting on June 25, 2013

1.	Date of the board of directors resolution: 2013/03/26

2.	Date for convening the shareholders' meeting: 2013/06/25

3.	Location for convening the shareholders' meeting: Chunghwa Telecom Training Institute

(No. 168, Minzu Road, Banchiao District, New Taipei City, Taiwan, R.O.C.)

4.	Cause or subjects for convening the meeting:

	(1)	Report items:

		a.	The Company's 2012 business report

		b.	2012 supervisors' audit report concerning the Company's financial statements

		c.	Report on amendment to the “Meeting Rules of Order of the Board of Directors”

		d.	Report on the adjustment of the distributable retained earnings and appropriation for special reserve due to the initial adoption of International Financial Reporting Standards (IFRSs).

(2)	Matters for Ratification:

	a.	Ratification of 2012 business report and financial statements

	b.	Ratification of the proposal for the distribution of 2012 earnings

(3)	Matters for Discussion:

	a.	Revision of the "Articles of Incorporation"

	b.	Revision of the "Procedures for Acquisition or Disposal of Assets"

	c.	Revision of the "Procedures for Lending of Capital to Others"

	d.	Revision of the "Operational Procedures for Endorsements and Guarantees"

(4)	Election: The election of the Company’s 7th term directors

(5)	Extemporary motions

5.	Book closure starting and ending dates: 2013/04/27-2013/06/25

6.	Any other matters that need to be specified: This (2013) annual general meeting will adopt electronic voting as one of the methods for shareholders to exercise their voting power.